Exhibit I-5

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the acquiror may purchase securities otherwise than under the share exchange, such as in the open market or privately negotiated purchases.

Public Notice of Short Form Share Exchange

March 9, 2012

2-4, Otemachi 1-chome, Chiyoda-Ku, Tokyo

Promise Co., Ltd.

Representative Director, CEO Ken Kubo

Dear Shareholders,

Promise Co, Ltd. (the “Company”) hereby announces that it has resolved at its Board of Directors’ meeting held on December 21, 2011 (Wed.) to implement a share exchange in which Sumitomo Mitsui Financial Group (Address: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo) will become its wholly-owning parent company, the effective date of which will be April 1, 2012 (Sun.) (the “Share Exchange”). In accordance with Article 784, Paragraph 1 of the Companies Act, the Share Exchange will be implemented without obtaining the approval of the general meeting of shareholders as prescribed in the Article 783, Paragraph 1 of the Companies Act.

Shareholders wishing to request that the Company purchase back its share in accordance with Article 785, Paragraph 1 of the Companies Act are asked to submit their requests in writing to the Company, along with the number of shares they request that the Company purchase, during the period beginning 20 days prior to the effective date and ending the day before the effective date; namely, the period from March 12, 2012 (Mon.) to March 31, 2012 (Sat.).

In addition, when sending the above request, please also be sure to submit instructions for mediation of Individual Shareholder Notification and transfer of relevant shares to the account specified by the Company below to your account management institution (i.e., securities company) who is the depository for your shares.

If you have not transferred your shares to the account specified below by March 30, 2012 (Fri.), you may not be able to exercise your appraisal rights because of the administrative work related to the transfer of shares. Accordingly, we recommend giving instructions for the transfer of shares to your securities company by March 21, 2012 (Wed.), but we ask that you inquire with your securities company as soon as possible, as the days required for transfer may differ depending on your securities company.

We ask you for your understanding with respect to the above procedures, which are intended to avoid your being unable to exercise your appraisal right and to ensure that your shareholders’ rights are protected.

Please contact the General Affairs Department of the Company (tel: 03-3213-5055) for any inquiries regarding the above.

Account holder:	Promise Co., Ltd.

Subscriber Account Code:	002947085740920000000

End.